Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports First Quarter 2023 Results
Strong operational performance drives record quarterly revenues and growing cash flow from operations

Toronto, Ontario (April 26, 2023) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2023.
“Following up on a strong performance in 2022, we had an excellent start to the year operationally and financially. Production exceeded our first quarter guidance and costs were once again in line with guidance. All three operations continue to perform well, including another standout performance from La Yaqui Grande, the key driver of our expected production growth and decrease in costs this year,” said John A. McCluskey, President and Chief Executive Officer.
“Financially, we generated record quarterly revenues and our operating cash flow increased 16% from the fourth quarter, marking the fourth consecutive quarterly increase. With declining costs and expanding margins over the next several years, this is a trend we expect to continue, supporting strong free cash flow generation while completing the Phase 3+ Expansion at Island Gold. Our growth initiatives continue to advance with the Phase 3+ Expansion on track for completion in 2026 and having achieved a significant permitting milestone with the approval of the Environmental Impact Statement for Lynn Lake, an important part of our longer-term growth strategy. With all of this growth coming in Canada, we remain uniquely positioned as a growing intermediate gold producer with declining costs, increasing profitability, and one of the lowest political risk profiles in the sector,” Mr. McCluskey added.
First Quarter 2023
•Produced 128,400 ounces of gold, exceeding quarterly guidance and marking a 30% increase from the first quarter of 2022, driven by a significant increase in production from the Mulatos District
•Mulatos District production more than doubled from the first quarter of 2022 to 50,500 ounces, at substantially lower costs, with La Yaqui Grande driving a significant increase in mine-site free cash flow to $36.8 million
•Island Gold produced 32,900 ounces, a 34% increase from the first quarter of 2022, while continuing to make significant progress on the Phase 3+ Expansion including the start of construction of the hoist house and other shaft infrastructure
•Young-Davidson produced 45,000 ounces and generated mine-site free cash flow1 of $16.3 million with mining rates averaging 8,010 tonnes per day, in line with guidance
•Sold 132,668 ounces of gold at an average realized price of $1,896 per ounce, for record quarterly revenues of $251.5 million. The average realized gold price was $6 per ounce above the London PM fix for the quarter
•Total cash costs1 of $821 per ounce, and all-in sustaining costs ("AISC"1) of $1,176 per ounce were 17% and 14% lower than the first quarter of 2022, respectively, reflecting low-cost production growth from La Yaqui Grande. Total cash costs were slightly below annual guidance, while AISC were at the top end of annual guidance, reflecting higher stock based compensation charges resulting from the increase in the Company's share price in the period

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Realized adjusted net earnings1 for the quarter of $45.4 million, or $0.12 per share1. Adjusted net earnings includes adjustments for net unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $4.1 million, partially offset by other losses totaling $1.1 million
•Reported net earnings of $48.4 million
•Generated cash flow from operating activities of $94.3 million ($127.2 million, or $0.32 per share, before changes in working capital1). Working capital in the quarter was impacted by a temporary build up of sales tax receivables in Canada, of which $20 million was collected subsequent to quarter end in April
•Free cash flow1 of $10.5 million was impacted by the above noted delay in collecting sales tax receivables. The $20 million collected in April is expected to contribute to stronger free cash flow in the second quarter. The Company expects to continue generating strong free cash flow over the next several years while funding the Phase 3+ Expansion at Island Gold
•Paid a quarterly dividend of $9.8 million, or $0.025 per share (annualized rate of $0.10)
•Cash and cash equivalents increased to $133.8 million, and equity securities increased to $25.8 million. The Company remains debt free
•Achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Ministry of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement, and Environment Act Licenses issued by the Province of Manitoba
•Reported year-end 2022 Mineral Reserves of 10.5 million ounces of gold, a 2% increase from the end of 2021 having more than replaced mining depletion for the fourth consecutive year. Mineral Reserve grades also increased 3% driven by higher grade additions at Island Gold and Mulatos. Additionally, Measured and Indicated Mineral Resources increased 14% to 3.9 million ounces and Inferred Mineral Resources increased 2% to 7.1 million ounces
•Announced that the Company has entered into a definitive agreement to acquire Manitou Gold Inc., which is expected to more than triple the regional land package adjacent to and along strike from Island Gold, adding significant exploration potential across the Michipicoten Greenstone Belt
•Announced the appointment of Greg Fisher as Chief Financial Officer effective May 1, 2023

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended March 31,
	2023	2022
Financial Results (in millions)
Operating revenues	$251.5	$184.5
Cost of sales (1)	$155.2	$135.5
Earnings (loss) from operations	$75.0	($5.7)
Earnings (loss) before income taxes	$72.2	($14.3)
Net earnings (loss)	$48.4	($8.5)
Adjusted net earnings (2)	$45.4	$18.0
Earnings before interest, depreciation and amortization (2)	$119.9	$62.9
Cash provided by operations before working capital and taxes paid(2)	$127.2	$70.9
Cash provided by operating activities	$94.3	$46.5
Capital expenditures (sustaining) (2)	$26.9	$22.5
Capital expenditures (growth) (2) (3)	$52.0	$58.7
Capital expenditures (capitalized exploration) (4)	$4.9	$6.1
Free cash flow (2)	$10.5	($40.8)
Operating Results
Gold production (ounces)	128,400	98,900
Gold sales (ounces)	132,668	98,466
Per Ounce Data
Average realized gold price	$1,896	$1,874
Average spot gold price (London PM Fix)	$1,890	$1,874
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,170	$1,376
Total cash costs per ounce of gold sold (2)	$821	$992
All-in sustaining costs per ounce of gold sold (2)	$1,176	$1,360
Share Data
Earnings (loss) per share, basic and diluted	$0.12	($0.02)
Adjusted earnings per share, basic(2)	$0.12	$0.05
Weighted average common shares outstanding (basic) (000’s)	393,960	391,913
Weighted average common shares outstanding (diluted) (000’s)	396,954	391,913
Financial Position (in millions)
Cash and cash equivalents(5)	$133.8	$129.8
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos District.
(5)Comparative cash and cash equivalents balance as at December 31, 2022.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended March 31,
	2023	2022
Gold production (ounces)
Young-Davidson	45,000	51,900
Island Gold	32,900	24,500
Mulatos District(7)	50,500	22,500
Gold sales (ounces)
Young-Davidson	45,676	51,525
Island Gold	33,727	23,368
Mulatos District	53,265	23,573
Cost of sales (in millions)(1)
Young-Davidson	$61.9	$64.6
Island Gold	$30.9	$24.2
Mulatos District	$62.4	$46.7
Cost of sales per ounce of gold sold (includes amortization)(1)
Young-Davidson	$1,355	$1,254
Island Gold	$916	$1,036
Mulatos District	$1,172	$1,981
Total cash costs per ounce of gold sold (2)
Young-Davidson	$941	$840
Island Gold	$629	$745
Mulatos District	$839	$1,570
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,233	$1,044
Island Gold	$970	$1,083
Mulatos District	$914	$1,782
Capital expenditures (sustaining, growth, capitalized exploration) (in millions)(2)
Young-Davidson (4)	$17.4	$22.7
Island Gold (5)	$57.0	$33.4
Mulatos District (6)	$5.7	$26.0
Other	$3.7	$5.2
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson $1.4 million for the three months ended March 31, 2023 ($1.0 million for the three months ended March 31, 2022).
(5)Includes capitalized exploration at Island Gold of $2.4 million for the three months ended March 31, 2023 ($5.1 million for the three months ended March 31, 2022).
(6)Includes capitalized exploration at Mulatos District of $1.1 million for the three months ended March 31, 2023 ($nil for the three months ended March 31, 2022).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1("TRIFR") of 1.57, up from 1.26 in the fourth quarter of 2022, and in line with the 2022 average of 1.59
•Lost time injury frequency rate1 ("LTIFR") of 0.00, a 100% decrease from the fourth quarter of 2022
During the first quarter of 2023, the TRIFR increased with 17 recordable injuries, three more than the prior quarter. There were zero lost time injuries recorded in the quarter. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents and zero reportable spills in the first quarter of 2023
•Receipt of a positive Decision Statement from the Minister of Environment and Climate Change Canada for completion of the federal Environmental Impact Statement (EIS) for the Lynn Lake Project
•Receipt of Environment Act Licenses from the Province of Manitoba for the Lynn Lake Project
The Company is committed to preserving the long-term health and viability of the natural environment that surrounds its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
•Completion of a Definitive Agreement with Batchewana First Nation with respect to Island Gold, recognizing positive and ongoing collaboration and engagement
In addition, ongoing donations, medical support and infrastructure investments were provided to local communities, including:
•Donation to the Wawa Adult Learning Centre, supporting the skills and training needs of adult learners in north Algoma, Ontario
•Donations to restore and upgrade the Elk Lake Playground, support Zack’s Crib for homeless housing in New Liskeard, purchase of new gym equipment for the Matachewan township, and complete building repairs for the “Le Coeur du Village” community centre in Earlton, Ontario
•Various donations to support annual fish derbies in communities around Island Gold and Young-Davidson
•Ongoing social investments to support public health, education, road maintenance, and community infrastructure around the Mulatos mine
•Scholarship payments and bursaries for students living near Mulatos and Young-Davidson
The Company believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Publication of Alamos' annual Women in Mining newsletter, showcasing a selection of leaders from across the Company
5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Alamos Gold’s CEO John McCluskey was awarded the 2023 Viola R. MacMillan Award by the Prospectors & Developers Association of Canada, in recognition of John’s leadership and Alamos’ willingness to take risks in the acquisition and development of Island Gold in Northern Ontario
•Recipient of the Empresa Socialmente Responsible Award from the Mexican Center for Philanthropy for the 15th consecutive year
•Alamos was the joint winner of the 2023 Best in Sector (Materials) Award by IR Magazine Canada Awards
The Company maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining. Alamos’ 2022 Report on Conformance to the Responsible Gold Mining Principles and independent limited assurance report will be published in the second quarter of 2023.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2023 Guidance
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000’s ounces)	185 - 200	120 - 135	175 - 185		480 - 520
Cost of sales, including amortization (in millions)(3)					$625
Cost of sales, including amortization ($ per ounce)(3)					$1,250
Total cash costs ($ per ounce)(1)	$900 - $950	$600 - $650	$900 - $950	—	$825- $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$950 - $1,000	$950 - $1,000	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$45 - $50	$10	—	$105 - $115
Growth capital(1)	$5 - $10	$165 - $185	$5 - $10	$12	$187 - $217
Total Sustaining and Growth Capital(1)	$55 - $65	$210 - $235	$15 - $20	$12	$292 - $332
Capitalized exploration(1)	$5	$11	$4	$5	$25
Total capital expenditures and capitalized exploration(1)	$60 - $70	$221 - $246	$19 - $24	$17	$317 - $357
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
Following a successful 2022, the Company continues to execute operationally with production of 128,400 ounces exceeding first quarter guidance and costs consistent with annual guidance. All three operations performed well, including another strong quarter from Mulatos driven by low-cost production growth from La Yaqui Grande. This contributed to a solid quarter financially with record quarterly revenues and strong ongoing free cash flow while continuing to reinvest in organic growth. Second quarter gold production of 2023 is expected to be between 120,000 and 130,000 ounces, with costs expected to be within the annual guidance range.
The Company continues to advance its growth initiatives supporting its strong outlook with growing production and declining costs. The Phase 3+ Expansion at Island Gold is progressing well, with construction of the hoist house well underway and shaft sinking on track to begin in the latter part of the year. In addition, a significant permitting milestone was achieved at the Lynn Lake Project with the receipt of a positive Decision Statement for the Federal Environmental Impact Statement (“EIS”). The Company also continues to add value through exploration including a 70% increase in Mineral Reserves at Puerto Del Aire ("PDA") in the Mulatos District to 728,000 ounces with grades also increasing 4%. An expanded exploration program is underway at PDA during the first half of 2023 with excellent potential for further growth with the deposit open in multiple directions. This growth will be incorporated into a new development plan for PDA to be completed in the fourth quarter of 2023 which is expected to outline a significant mine life extension at Mulatos.
As outlined in the three-year production and operating guidance provided in January 2023, the Company expects higher production at significantly lower costs over the next three years. Refer to the Company’s January 12, 2023 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2023 guidance and three-year production, cost and capital outlook. Production is expected to increase to between 480,000 and 520,000 ounces in 2023, a 9% increase from 2022, and remain at similar levels in 2024 and 2025. Additional upside potential exists in 2025 as production guidance excludes the higher-grade PDA project in the Mulatos District. Company-wide AISC is expected to decrease 4% in 2023 and 17% by 2025 to between $950 and $1,050 per ounce.
7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
In the first quarter of 2023, Young-Davidson achieved mining rates of 8,000 tpd, in line with guidance, driving production of 45,000 ounces. Production is expected to be between 185,000 and 200,000 ounces for the year, with an increase in future quarters driven by higher grades mined. The operation generated mine-site free cash flow of $16.3 million, slightly lower than previous quarters, reflecting a delay in the collection of sales tax receivables.
Island Gold produced 32,900 ounces in the first quarter at total cash costs and mine-site AISC in line with annual guidance. Island Gold is expected to produce between 120,000 and 135,000 ounces, consistent with 2022 given similar grades and processing rates. As outlined in the Phase 3+ Expansion study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and an increase in mining rates toward the latter part of 2025 is expected to drive an increase in production and reduction in costs.
Combined gold production from the Mulatos District (including La Yaqui Grande) more than doubled from the first quarter of 2022, totaling 50,500 ounces driven by low-cost production growth at La Yaqui Grande. With the strong start to the year, Mulatos is well positioned to meet production guidance of between 175,000 and 185,000 ounces in 2023. Total cash costs and mine-site AISC were below annual guidance in the first quarter driven by a higher proportion of production coming from La Yaqui Grande, but are expected to be in line with guidance for the year.
Capital spending, including capitalized exploration, of $83.8 million in the quarter was in line with annual guidance of $317 million to $357 million. The most significant spending is expected at Island Gold as the Phase 3+ Expansion ramps up, with full year capital spending expected to be between $221 and $246 million in 2023, inclusive of capitalized exploration. Capital spending at Island Gold is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.
The global exploration budget for 2023 is consistent with spending in 2022. The Mulatos District accounts for the largest portion with an increased budget of $21 million, followed by $14 million at Island Gold, $8 million at Young-Davidson and $5 million at Lynn Lake. The exploration focus in 2023 will follow up on a successful year in 2022, with Mineral Reserves increasing for the fourth consecutive year to 10.5 million ounces of gold, and grades increasing 3%.
The Company's liquidity position remains strong, ending the quarter with $133.8 million of cash and cash equivalents, $25.8 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $633.8 million. As part of a balanced approach to growth and capital allocation, the current focus of growth capital is the Phase 3+ Expansion at Island Gold. With no significant capital expected to be spent on developing Lynn Lake until the Phase 3+ Expansion is well underway, the Company remains well positioned to fund this growth internally while generating strong free cash flow over the next several years. The Company expects a further increase in free cash flow in 2026 with the completion of the Phase 3+ Expansion.

8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

First Quarter 2023 results
Young-Davidson Financial and Operational Review

	Three Months Ended March 31,
	2023	2022
Gold production (ounces)	45,000	51,900
Gold sales (ounces)	45,676	51,525
Financial Review (in millions)
Operating Revenues	$86.3	$96.8
Cost of sales (1)	$61.9	$64.6
Earnings from operations	$24.0	$30.6
Cash provided by operating activities	$33.7	$45.9
Capital expenditures (sustaining) (2)	$13.2	$10.4
Capital expenditures (growth) (2)	$2.8	$11.3
Capital expenditures (capitalized exploration) (2)	$1.4	$1.0
Mine-site free cash flow (2)	$16.3	$23.2
Cost of sales, including amortization per ounce of gold sold (1)	$1,355	$1,254
Total cash costs per ounce of gold sold (2)	$941	$840
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,233	$1,044
Underground Operations
Tonnes of ore mined	720,927	736,304
Tonnes of ore mined per day	8,010	8,181
Average grade of gold (4)	2.22	2.37
Metres developed	2,695	3,246
Mill Operations
Tonnes of ore processed	701,954	737,728
Tonnes of ore processed per day	7,799	8,197
Average grade of gold (4)	2.22	2.38
Contained ounces milled	50,212	56,740
Average recovery rate	90%	90%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson produced 45,000 ounces of gold in the first quarter, lower than the prior year period reflecting both lower tonnes and grades processed.
Underground mining rates were in line with guidance, averaging 8,010 tpd in the first quarter. Grades mined averaged 2.22 g/t Au in the first quarter, consistent with annual guidance of between 2.15 and 2.35 g/t Au. Grades mined are expected to remain at similar levels in the second quarter, and increase through the second half of the year.
Mill throughput averaged 7,799 tpd in the first quarter with grades processed averaging 2.22 g/t Au. Tonnes milled were lower than mined as planned, given a scheduled liner change in January. With mining rates exceeding milling rates during the quarter, surface stockpiles increased and will be processed throughout the remainder of the year. Mill recoveries averaged 90% in the quarter, in line with guidance and the prior year period.
Financial Review
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
First quarter revenues of $86.3 million were 11% lower than the prior year period reflecting less ounces sold, partially offset by a higher realized gold price.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $61.9 million in the first quarter were consistent with the prior year period, due to less ounces sold offset by higher unit mining and milling costs. Underground unit mining costs were CAD $52 per tonne in the quarter, in line with budget and higher than the prior year period reflecting cost inflation. Inflationary pressures on mining and milling costs have been in line with expectations and incorporated into 2023 cost guidance.
Total cash costs of $941 per ounce in the first quarter were towards the higher end of guidance due to mine sequencing with lower grades mined. Grades mined are expected to increase in the second half of the year driving total cash costs lower. Total cash costs were 12% higher than the prior year period reflecting the higher unit mining costs and lower grades processed, partially offset by the weaker Canadian dollar. Mine-site AISC of $1,233 per ounce in the first quarter were 18% higher than the prior year period, consistent with the increase in total cash costs, and slightly higher than guidance due to lower grades mined.
Capital expenditures in the quarter included $13.2 million of sustaining capital and $2.8 million of growth capital. In addition, $1.4 million was invested in capitalized exploration in the quarter.
Young-Davidson continues to consistently generate strong free cash flow, including mine-site free cash flow of $16.3 million in the first quarter of 2023. Mine-site free cash flow in the quarter was impacted by a temporary build up of $8 million of sales tax receivables for Young-Davidson which were collected in April and will benefit the second quarter. Young-Davidson has generated over $100 million in mine-site free cash flow in each of the past two years. Young-Davidson is well positioned to generate similar free cash flow in 2023 and over the long-term, with a 15 year Mineral Reserve life.

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended March 31,
	2023	2022
Gold production (ounces)	32,900	24,500
Gold sales (ounces)	33,727	23,368
Financial Review (in millions)
Operating Revenues	$63.9	$43.7
Cost of sales (1)	$30.9	$24.2
Earnings from operations	$32.6	$18.9
Cash provided by operating activities	$36.5	$27.4
Capital expenditures (sustaining) (2)	$11.4	$7.8
Capital expenditures (growth) (2) (5)	$43.2	$20.5
Capital expenditures (capitalized exploration) (2)	$2.4	$5.1
Mine-site free cash flow (2)	($20.5)	($6.0)
Cost of sales, including amortization per ounce of gold sold (1)	$916	$1,036
Total cash costs per ounce of gold sold (2)	$629	$745
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$970	$1,083
Underground Operations
Tonnes of ore mined	108,396	102,989
Tonnes of ore mined per day ("tpd")	1,204	1,144
Average grade of gold (4)	9.56	8.35
Metres developed	2,103	1,439
Mill Operations
Tonnes of ore processed	107,507	100,649
Tonnes of ore processed per day	1,195	1,118
Average grade of gold (4)	9.57	8.14
Contained ounces milled	33,082	26,327
Average recovery rate	97%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Includes capital advances of $1.4 million for the three months ended March 31, 2022.
Island Gold produced 32,900 ounces in the first quarter of 2023, a 34% improvement from the prior year period reflecting higher grades mined and tonnes processed.
Underground mining rates averaged 1,204 tpd in the first quarter, in line with annual guidance and higher than the prior year period. Grades mined averaged 9.56 g/t Au in the quarter, consistent with annual guidance.
Mill throughput averaged 1,195 tpd, consistent with annual guidance, and 7% higher than the prior year period. Mill recoveries averaged 97% in the quarter, slightly above the prior year period.
Financial Review
Island Gold generated revenues of $63.9 million in the first quarter, 46% higher than the prior year period, driven by more ounces sold and a higher realized gold price.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $30.9 million in the first quarter were 28% higher than the prior year period, reflecting more tonnes processed and higher mining and processing costs, partially offset by a weaker Canadian dollar. Inflationary pressures on mining and milling costs have been in line with expectations.
11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Total cash costs of $629 per ounce in the first quarter were in line with annual guidance, and lower than the prior year period, primarily due to 18% higher grades processed and a weaker Canadian dollar. Mine-site AISC of $970 per ounce were also in line with guidance and lower than the prior year period.
Total capital expenditures were $57.0 million in the first quarter, including $2.4 million of capitalized exploration. Spending on the Phase 3+ Expansion continued through the first quarter with construction activities focused on shaft site surface preparation and erection of the hoist house. In addition, capital spending was focused on lateral development and other surface infrastructure.
Mine-site free cash flow was negative $20.5 million in the first quarter given higher capital spending related to the Phase 3+ Expansion. Mine-site free cash flow at Island Gold was also impacted by a temporary build up of $11 million of sales tax receivables, which were collected in April and will benefit the second quarter. At current gold prices, Island Gold is expected to largely self-finance the Phase 3+ Expansion capital over the next three years. The operation is expected to generate significant free cash flow from 2026 onward with the completion of the expansion.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District Financial and Operational Review

	Three Months Ended March 31,
	2023	2022
Gold production (ounces)	50,500	22,500
Gold sales (ounces)	53,265	23,573
Financial Review (in millions)
Operating Revenues	$101.3	$44.0
Cost of sales (1)	$62.4	$46.7
Earnings (loss) from operations	$36.6	($4.3)
Cash provided (used) by operating activities	$42.5	($11.4)
Capital expenditures (sustaining) (2)	$2.3	$4.3
Capital expenditures (growth) (2)	$2.3	$21.7
Capital expenditures (capitalized exploration) (2)	$1.1	$—
Mine-site free cash flow (2)	$36.8	($37.4)
Cost of sales, including amortization per ounce of gold sold (1)	$1,172	$1,981
Total cash costs per ounce of gold sold (2)	$839	$1,570
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$914	$1,782
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,032,944	—
Total waste mined - open pit (6)	5,830,815	—
Total tonnes mined - open pit	6,863,759	—
Waste-to-ore ratio (operating)	5.64	—
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,019,634	—
Average grade of gold processed (5)	1.55	—
Contained ounces stacked	50,922	—
Average recovery rate	75%	—
Ore crushed per day (tonnes)	11,329	—
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,001,785	613,813
Total waste mined - open pit (6)	611,755	1,972,552
Total tonnes mined - open pit	1,613,539	2,586,365
Waste-to-ore ratio (operating)	0.61	1.60
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,229,076	1,741,483
Average grade of gold processed (5)	0.92	0.73
Contained ounces stacked	36,541	40,852
Average recovery rate	33%	55%
Ore crushed per day (tonnes)	13,700	19,300
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
The Mulatos District produced 50,500 ounces in the first quarter from the Mulatos and La Yaqui Grande operations, 124% higher than the prior year period and consistent with the fourth quarter of 2022 reflecting the strong contribution from La Yaqui Grande including record quarterly production.
13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

La Yaqui Grande Operational Review
La Yaqui Grande produced a record 38,400 ounces in the first quarter, up 3% from the fourth quarter of 2022 reflecting higher grades mined and stacked. La Yaqui Grande has been the driver of the significant growth in Mulatos District production at substantially lower costs following the start of production in mid-2022.
Mining and stacking rates were consistent with the fourth quarter of 2022 with La Yaqui Grande fully ramped up. A total of 1,032,944 tonnes of ore was mined in the quarter, similar to the previous quarter. Stacking rates increased to average 11,329 tpd in the quarter, exceeding the design level of 10,000 tpd, but are expected to revert back to 10,000 tpd for the remainder of the year. Grades stacked on the leach pad averaged 1.55 g/t Au, above annual guidance of 1.15 to 1.45 g/t Au due to mine sequencing. Grades stacked are expected to decrease through the remainder of the year, consistent with guidance. The recovery rate in the quarter of 75% was slightly below annual guidance reflecting higher grades stacked later in the quarter. Recoveries are expected to increase in the second quarter and through the rest of the year to be consistent with guidance.
Mulatos Operational Review
Mulatos produced 12,100 ounces in the first quarter, consistent with the fourth quarter of 2022. Mining activities were focused on the El Salto portion of the pit, which is expected to continue through to the middle of the year, after which stockpiles will be processed.
Total crusher throughput averaged 13,700 tpd, for a total of 1,229,076 tonnes stacked at a grade of 0.92 g/t Au, including stockpiles. Crusher throughput at Mulatos was lower than planned given maintenance required to the overland conveyor in February.
Recovery rates were 33%, reflecting the increased stacking rates of lower recovery stockpiled ore with longer leach cycles.
Financial Review (Mulatos District)
Revenues of $101.3 million in the first quarter were more than double the prior year period reflecting higher gold sales with the start of production at La Yaqui Grande in June 2022, which contributed 39,858 ounces sold in the quarter.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $62.4 million in the first quarter were higher than in the comparative period, driven by an increase in total tonnes mined and stacked at the Mulatos District.
Total cash costs for the Mulatos District of $839 per ounce were below annual guidance and down 47% from the prior year period driven by low-cost production growth from La Yaqui Grande, partially offset by higher processing costs at the Mulatos portion of the operation. Mine-site AISC for the Mulatos District of $914 per ounce were also below annual guidance and down 49% from the prior year period. Total cash costs and mine-site AISC are expected to increase through the rest of the year to be consistent with annual guidance reflecting grades in line with the La Yaqui Grande reserve grade.
Capital spending totaled $5.7 million in the first quarter, down significantly from the prior year period reflecting completion of construction of La Yaqui Grande in June 2022. Current quarter capital spending included sustaining capital expenditures of $2.3 million, and capitalized exploration of $1.1 million.
The Mulatos District generated mine-site free cash flow of $36.8 million in the first quarter, up 28% from the fourth quarter and the highest quarterly free cash flow in the last 10 years, driven by the low-cost production from La Yaqui Grande. This strong free cash flow generation is expected to continue the remainder of the year and beyond given the strong operating margins at La Yaqui Grande.

14 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

First Quarter 2023 Development Activities
Island Gold (Ontario, Canada)
Phase 3+ Expansion
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study released in 2020.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Construction continued to advance through the first quarter of 2023, with the focus on shaft site surface preparation ahead of the hoist installation and headframe erection which are expected to commence in the second quarter of 2023. Further details on progress to the end of the first quarter are summarized below:
•Installation of a 44kV powerline from the existing Island Gold Mine substation to the shaft area substation location
•Completion of the hoist house building steel and external cladding
•Concrete foundation installation for the collar, sub-collar, ventilation plenum, transformer and warehouse facilities in the shaft area ongoing
•Installation of buried services in the vicinity of the hoist house and headframe commenced
•Fabrication of steel for the headframe and collar house commenced
•Paste plant detailed engineering and issuance of long lead time equipment procurement packages ongoing
•Mill expansion basic engineering and preparation of long lead time equipment procurement packages ongoing
•Lateral development to support higher mining rates with the Phase 3+ Expansion remains ongoing
During the first quarter of 2023, the Company spent $43.2 million, related to the Phase 3+ Expansion and capital development. Growth capital spending at Island Gold on the Phase 3+ Expansion is expected to be between $165 and $185 million in 2023 as spending on the Phase 3+ Expansion ramps up, and is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Shaft site area - March 2023
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site AISC of $745 per ounce.
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax internal rate of return ("IRR") of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price).
In March, the Company achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Ministry of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement, and Environment Act Licenses issued by the Province of Manitoba. The Mathias Colomb Cree Nation has brought an application for judicial review of the Decision Statement issued by the Ministry of Environment and Climate Change and an internal appeal of the Environment Act Licenses issued by the Province of Manitoba. At this time, the application and appeal are not expected to impact overall Lynn Lake Project timelines. The Company expects to release an updated Feasibility Study on the project mid-year.
As part of the Company's balanced approach to growth and capital allocation, no significant capital is expected to be spent on the development of Lynn Lake until the Phase 3+ Expansion at Island Gold is well underway.
Development spending (excluding exploration) was $2.3 million in the first quarter of 2023 to support the Federal and Provincial permitting process, and engineering to support the updated Feasibility Study.
Kirazlı (Çanakkale, Türkiye)
16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $0.7 million in the first quarter related to ongoing holding costs and legal costs to progress the Treaty claim, which was expensed.
First Quarter 2023 Exploration Activities
Island Gold (Ontario, Canada)
A total of $14 million has been budgeted primarily for underground exploration at Island Gold in 2023. This is down from the 2022 budget of $22 million, reflecting the transition from higher cost surface directional drilling to a more cost effective expanded underground drilling program.
For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion Study, primarily through surface directional drilling. This exploration strategy has been successful in nearly tripling the Mineral Reserve and Resource base since 2017 to over five million ounces of gold. With an 18-year mine life, and with work on the expansion ramping up, the focus will be shifting to a more cost-effective expanded underground drilling program that will leverage existing underground infrastructure. This drilling is much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target.
The underground exploration drilling program has been expanded from 27,500 m in 2022 to 45,000 m in 2023. The program is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation. To support the underground exploration drilling program, 444 m of underground exploration drift development is planned to extend drill platforms on the 490, 790, 945, and 980-levels. In addition to the exploration budget, 36,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold.
A regional exploration program including 7,500 m of drilling is also budgeted in 2023. The focus will be on evaluating and advancing exploration targets outside the Island Gold Deposit on the 15,500-hectare Island Gold property.
17 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
During the first quarter of 2023, a total of 6,892 m of underground exploration drilling was completed in 29 holes. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 61 m of underground exploration drift development was also completed during the first quarter.
Total exploration expenditures during the first quarter were $2.8 million, of which $2.4 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $8 million has been budgeted for exploration at Young-Davidson in 2023, up from $5 million in 2022. The 2023 program includes 21,600 m of underground exploration drilling, and 400 m of underground exploration development to extend drill platforms on the 9220, 9270, and 9590-levels.
The focus of the underground exploration drilling program will be to expand Mineral Reserves and Resources in five target areas in proximity to existing underground infrastructure. This includes targeting additional gold mineralization within the syenite which hosts the majority of Mineral Reserves and Resources, as well as within the hanging wall and footwall of the deposit where higher grades have been previously intersected.
In addition, 5,000 m of surface drilling is planned to test near-surface targets across the 5,900 hectare Young-Davidson Property.
During the first quarter of 2023, three underground exploration drills completed 5,631 m in 13 holes from the 9220 West exploration drift, and from the 9770 East footwall drift. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy.
Additionally, 141 m of underground exploration drift development was completed in the first quarter to extend drill platforms on the 9590, 9220 and the 9200 levels.
Exploration spending totaled $1.8 million of which $1.4 million was capitalized in the first quarter 2023.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. For 2023, a total of $21 million has been budgeted for exploration, triple the $7 million budget in 2022. This includes 35,000 m of surface exploration drilling at PDA, a higher-grade underground deposit, adjacent to the main Mulatos pit. The 2023 program will continue to expand on a successful 2022 drill program that extended high-grade mineralization beyond currently defined Mineral Reserves and Resources. Additionally, the regional exploration budget has doubled to 34,000 m with the focus on several high priority targets including Halcon, Halcon West, Carricito, Bajios, and Jaspe.
During the first quarter of 2023, exploration activities continued at PDA and the near-mine area with 8,578 m of drilling completed in 28 holes. Exploration drilling at PDA has been extremely successful with Mineral Reserves increasing 70% in 2022 to 728,000 ounces (4.7 mt grading 4.84 g/t Au) with grades also increasing 4% as of the end of 2022. Ongoing exploration results will be incorporated into an updated development plan which is expected to be completed in the fourth quarter of 2023.
The regional program included 3,014 m of drilling in seven drill holes at the Halcon West target and 2,227 m in seven drill holes at Refugio in the first quarter. Drilling also resumed at the Carricito project with 1,348 m in six holes.
During the first quarter, the Company incurred $3.4 million of exploration spending of which $1.1 million was capitalized.
Lynn Lake (Manitoba, Canada)
A total of $5 million has been budgeted for exploration at the Lynn Lake project in 2023. This includes 8,000 m of drilling focused on several advanced regional targets, expansion of Mineral Reserves and Resources in proximity to the Gordon deposit, as well as the targeting and evaluation of the Burnt Timber and Linkwood deposits. Burnt
18 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Timber and Linkwood contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44 million tonnes) as of December 31, 2022 and represent potential future upside. The other key area of focus for 2023 is the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,000-hectare Lynn Lake Property including the Tulune greenfields discovery and Maynard.
During the first quarter of 2023, 4,521 m of drilling was completed in 13 holes at the Maynard target, and two early-stage targets east of the Maynard area. An additional 3,500 m of drilling is planned for the second quarter at the Gordon deposit and the Tulune target in the north belt and at two early-stage regional targets. Planning is underway for geological mapping, sampling and geophysics during the summer field season to continue development of a pipeline of drill-ready regional exploration targets in the highly prospective Lynn Lake greenstone belt.
Exploration spending totaled $1.3 million in the first quarter, all of which was capitalized.
Review of First Quarter Financial Results
During the first quarter of 2023, the Company sold 132,668 ounces of gold for record revenues of $251.5 million, a 36% increase from the prior year period driven by more ounces sold with the start of production at La Yaqui Grande mid-2022, as well as a higher realized gold price.
The average realized gold price in the first quarter was $1,896 per ounce, a 1% increase compared to $1,874 per ounce in the prior year period. The average realized gold price in the quarter was $6 per ounce above the London PM Fix price.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) were $155.2 million in the first quarter, 15% higher than the prior year period.
Mining and processing costs were $106.4 million, 12% higher than the prior year period. The increase primarily reflects new production at La Yaqui Grande, having not been in operation during the prior year period, and the impact of inflation on mining and processing costs across the operations, partially offset by a weaker Canadian dollar. Although total mining and processing costs were higher in the quarter, total cash costs of $821 per ounce were lower than the prior year period given low-cost production growth from La Yaqui Grande and higher grades mined at Island Gold.
Royalty expense was $2.5 million in the quarter, consistent with the prior year period of $2.3 million.
Amortization of $46.3 million in the quarter was higher than the prior year period due to the start of production at La Yaqui Grande, which commenced in June 2022. Amortization of $349 per ounce was 9% lower than the prior year period, given lower amortization charges associated with La Yaqui Grande.
The Company recognized earnings from operations of $75.0 million in the quarter, higher than the prior year period as a result of higher ounces sold and stronger operating margins. Earnings in the prior year period were also impacted by a non-cash impairment charge of $38.2 million related to the sale of the Esperanza Project.
The Company reported net earnings of $48.4 million in the quarter, compared to a net loss of $8.5 million in the prior year period. Adjusted earnings in the first quarter of 2023 were $45.4 million, or $0.12 per share, which included an adjustment for an unrealized foreign exchange gain recorded within deferred taxes and foreign exchange.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended March 31, 2023 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of First Quarter 2023 Results Conference Call
19 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
The Company's senior management will host a conference call on Thursday, April 27, 2023 at 11:00 am ET to discuss the first quarter 2023 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 340-2217
Toll free (Canada and the United States):         (800) 806-5484
Participant passcode:                    7943015#
Webcast:                         www.alamosgold.com

A playback will be available until May 28, 2023 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The passcode is 1136724#. The webcast will be archived at www.alamosgold.com.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “schedule”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, “goal”, “on track”, “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements include, but may not be limited to, guidance and expectations pertaining to: free cash flow, gold production, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, and future fluctuations in the Company’s effective tax rate; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; the expected completion of the acquisition of Manitou Gold Inc. by the Company; the intended release of an updated Feasibility Study for the Lynn Lake Gold Project and timing related thereto; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; potential for further growth from Puerto Del Aire (PDA), a new development plan for PDA and the expected timing of its completion; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral
20 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Reserve and Resource grades; reserve and resource estimates; decrease in grades stacked through the remainder of the year and increase in recoveries at La Yaqui Grande; continued focus on the El Salto portion of the pit at Mulatos and subsequent processing of stockpiles; mining rates as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the ongoing effects and potential further effects of the COVID-19 pandemic; the impact of the COVID-19 pandemic or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to the COVID-19 pandemic or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Ministry of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake Gold Project and the MCCN’s corresponding internal appeal of the Environment Act Licences issued by the Province of Manitoba for the project); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, completing an updated Feasibility Study, construction decisions and any development of the Lynn Lake Gold Project; delays in the development or updating of mine plans; changes with respect to the intended method of processing any ore from the deposit of Puerto Del Aire; the risk that the Company’s mines may not perform as planned; not receiving the requisite approvals for the completion of the transaction pursuant to which the Company would acquire Manitou Gold Inc.; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this in this press release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this in this press release are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this in this press release or documents referenced in this in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a
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substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended March 31,
	2023	2022
Net earnings (loss)	$48.4	($8.5)
Adjustments:
Impairment charge, net of taxes	—	26.7
Foreign exchange loss	0.1	—
Other loss	1.3	7.4
Unrealized foreign exchange gain recorded in deferred tax expense	(4.2)	(5.8)
Other income tax and mining tax adjustments	(0.2)	(1.8)
Adjusted net earnings	$45.4	$18.0
Adjusted earnings per share - basic	$0.12	$0.05
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
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The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2023	2022
Cash flow from operating activities	$94.3	$46.5
Add: Changes in working capital and taxes paid	32.9	24.4
Cash flow from operating activities before changes in working capital and taxes paid	$127.2	$70.9
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended March 31,
	2023	2022
Cash flow from operating activities	$94.3	$46.5
Less: mineral property, plant and equipment expenditures	(83.8)	(87.3)
Company-wide free cash flow	$10.5	($40.8)
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2023	2022
(in millions)
Cash flow from operating activities	$94.3	$46.5
Add: operating cash flow used by non-mine site activity	18.4	15.4
Cash flow from operating mine-sites	$112.7	$61.9

Mineral property, plant and equipment expenditure	$83.8	$87.3
Less: capital expenditures from development projects, and corporate	(3.7)	(5.2)

Capital expenditure and capital advances from mine-sites	$80.1	$82.1

Total mine-site free cash flow	$32.6	($20.2)

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2023	2022
(in millions)
Cash flow from operating activities	$33.7	$45.9
Mineral property, plant and equipment expenditure	(17.4)	(22.7)
Mine-site free cash flow	$16.3	$23.2

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Island Gold Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2023	2022
(in millions)
Cash flow from operating activities	$36.5	$27.4
Mineral property, plant and equipment expenditure (1)	(57.0)	(33.4)
Mine-site free cash flow	($20.5)	($6.0)
(1) Includes capital advances of $1.4 million for the three months ended March 31, 2022.

Mulatos District Free Cash Flow
	Three Months Ended March 31,
	2023	2022
(in millions)
Cash flow from operating activities	$42.5	($11.4)
Mineral property, plant and equipment expenditure (1)	(5.7)	(26.0)
Mine-site free cash flow	$36.8	($37.4)
(1)Includes a drawdown of capital advances of $1.4 million for the three months ended March 31, 2022.
Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
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Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$106.4	$95.4
Royalties	2.5	2.3
Total cash costs	108.9	97.7
Gold ounces sold	132,668	98,466
Total cash costs per ounce	$821	$992

Total cash costs	$108.9	$97.7
Corporate and administrative(1)	6.7	6.1
Sustaining capital expenditures(2)	26.9	22.5
Share-based compensation	11.1	6.3
Sustaining exploration	0.7	0.6
Accretion of decommissioning liabilities	1.7	0.7
Total all-in sustaining costs	$156.0	$133.9
Gold ounces sold	132,668	98,466
All-in sustaining costs per ounce	$1,176	$1,360
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended March 31,
	2023	2022
(in millions)
Capital expenditures per cash flow statement	$83.8	$87.3
Less: non-sustaining capital expenditures at:
Young-Davidson	(4.2)	(12.3)
Island Gold	(45.6)	(25.6)
Mulatos District	(3.4)	(21.7)
Corporate and other	(3.7)	(5.2)
Sustaining capital expenditures	$26.9	$22.5

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$41.6	$41.7
Royalties	1.4	1.6
Total cash costs	$43.0	$43.3
Gold ounces sold	45,676	51,525
Total cash costs per ounce	$941	$840

Total cash costs	$43.0	$43.3
Sustaining capital expenditures	13.2	10.4
Accretion of decommissioning liabilities	0.1	0.1
Total all-in sustaining costs	$56.3	$53.8
Gold ounces sold	45,676	51,525
Mine-site all-in sustaining costs per ounce	$1,233	$1,044
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Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$20.6	$16.9
Royalties	0.6	0.5
Total cash costs	$21.2	$17.4
Gold ounces sold	33,727	23,368
Total cash costs per ounce	$629	$745

Total cash costs	$21.2	$17.4
Sustaining capital expenditures	11.4	7.8
Accretion of decommissioning liabilities	0.1	0.1
Total all-in sustaining costs	$32.7	$25.3
Gold ounces sold	33,727	23,368
Mine-site all-in sustaining costs per ounce	$970	$1,083

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2023	2022
(in millions, except ounces and per ounce figures)
Mining and processing	$44.2	$36.8
Royalties	0.5	0.2
Total cash costs	$44.7	$37.0
Gold ounces sold	53,265	23,573
Total cash costs per ounce	$839	$1,570

Total cash costs	$44.7	$37.0
Sustaining capital expenditures	2.3	4.3
Sustaining exploration	0.2	0.2
Accretion of decommissioning liabilities	1.5	0.5
Total all-in sustaining costs	$48.7	$42.0
Gold ounces sold	53,265	23,573
Mine-site all-in sustaining costs per ounce	$914	$1,782

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
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The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2023	2022
Net earnings (loss)	$48.4	($8.5)
Add back:
Impairment charge	—	38.2
Finance expense	1.4	1.2
Amortization	46.3	37.8
Deferred income tax expense (recovery)	0.4	(6.5)
Current income tax expense	23.4	0.7
EBITDA	$119.9	$62.9
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2023	December 31, 2022
A S S E T S
Current Assets
Cash and cash equivalents	$133.8	$129.8
Equity securities	25.8	18.6
Amounts receivable	50.5	37.2
Inventory	251.8	234.2
Other current assets	13.3	16.2
Assets held for sale	—	5.0
Total Current Assets	475.2	441.0

Non-Current Assets
Mineral property, plant and equipment	3,201.0	3,173.8
Other non-current assets	59.8	59.4
Total Assets	$3,736.0	$3,674.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$170.4	$181.2
Income taxes payable	22.0	0.7
Total Current Liabilities	192.4	181.9

Non-Current Liabilities
Deferred income taxes	662.6	660.9
Decommissioning liabilities	109.6	108.1
Other non-current liabilities	2.3	2.2
Total Liabilities	966.9	953.1

E Q U I T Y
Share capital	$3,710.9	$3,703.8
Contributed surplus	87.7	90.7
Accumulated other comprehensive loss	(19.5)	(24.8)
Deficit	(1,010.0)	(1,048.6)
Total Equity	2,769.1	2,721.1
Total Liabilities and Equity	$3,736.0	$3,674.2

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ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2023	2022
OPERATING REVENUES	$251.5	$184.5

COST OF SALES
Mining and processing	106.4	95.4
Royalties	2.5	2.3
Amortization	46.3	37.8
	155.2	135.5
EXPENSES
Exploration	3.5	4.1
Corporate and administrative	6.7	6.1
Share-based compensation	11.1	6.3
Impairment charge	—	38.2
	176.5	190.2
EARNINGS (LOSS) FROM OPERATIONS	75.0	(5.7)

OTHER EXPENSES
Finance expense	(1.4)	(1.2)
Foreign exchange loss	(0.1)	—
Other loss	(1.3)	(7.4)
EARNINGS (LOSS) BEFORE INCOME TAXES	$72.2	($14.3)

INCOME TAXES
Current income tax expense	(23.4)	(0.7)
Deferred income tax (expense) recovery	(0.4)	6.5
NET EARNINGS (LOSS)	$48.4	($8.5)

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	4.3	3.2
Net change in fair value of fuel hedging instruments, net of taxes	(0.2)	0.9
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	1.2	(2.5)
Total other comprehensive income	$5.3	$1.6
COMPREHENSIVE INCOME (LOSS)	$53.7	($6.9)

EARNINGS (LOSS) PER SHARE
– basic	$0.12	($0.02)
– diluted	$0.12	($0.02)
Weighted average number of common shares outstanding (000's)
– basic	393,960	391,913
– diluted	396,954	391,913

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ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$48.4	($8.5)
Adjustments for items not involving cash:
Amortization	46.3	37.8
Impairment charge	—	38.2
Foreign exchange loss	0.1	—
Current income tax expense	23.4	0.7
Deferred income tax expense (recovery)	0.4	(6.5)
Share-based compensation	11.1	6.3
Finance expense	1.4	1.2
Other items	(3.9)	1.7
Changes in working capital and taxes paid	(32.9)	(24.4)
	94.3	46.5
INVESTING ACTIVITIES
Mineral property, plant and equipment	(83.8)	(87.3)
Investment in equity securities	(1.0)	—
	(84.8)	(87.3)
FINANCING ACTIVITIES
Dividends paid	(9.2)	(8.7)
Proceeds from the exercise of options	3.6	0.7
	(5.6)	(8.0)
Effect of exchange rates on cash and cash equivalents	0.1	0.5
Net increase in cash and cash equivalents	4.0	(48.3)
Cash and cash equivalents - beginning of period	129.8	172.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$133.8	$124.2

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